DM

18007512

SE

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 48754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Stonecrest Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 W. 6th Street, Suite 1520
(No. and Street)

Austin (City) **TX** (State) **78701** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brent Hippert **(704) 375-2966**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100 (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, **Brent Hippert**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Stonecrest Capital Markets, Inc.**, as of **December 31**, **2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHARINE CAROTHERS
Notary Public-Maryland
Baltimore County
My Commission Expires
October 02, 2019

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

Stonecrest Capital Markets, Inc

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED
DECEMBER 31, 2017

Stonecrest Capital Markets, Inc.

Contents

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Stonecrest Capital Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stonecrest Capital Markets, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in Stockholder's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2015.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is

presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 28, 2018
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Stonecrest Capital Markets, Inc.
Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	34,513
Deposit with clearing broker		100,000
Receivable from clearing broker		334,359
Loan Receivable - Employees		128,487
SDN Collateral Market Value		275,000
Prepaid expenses		37,714
Furniture and equipment, net of accumulated depreciation of $1,098		5,719
Other Assets		6,400
Total assets	$	922,192

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	56,303
Due to parent		20,762
Income taxes payable		21,000
Liabilities subordinated to claims of general creditors		275,000
		373,065
STOCKHOLDER'S EQUITY:		
Common stock - $.01 par value; 100,000 shares authorized 1,200 shares issued and outstanding		12
Additional paid-in capital		756,727
Accumulated (deficit)		(207,612)
Total Stockholder's Equity		549,127
Total Liabilities and stockholders' equity	$	922,192

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.
Statement of Operations
For The Year Ended December 31, 2017

REVENUES:	
Commissions and fees	$ 2,474,170
Principal Transactions	315,037
Mutual fund and 12b-1 fees	115,485
Interest income	11,240
Total revenues	2,915,932
EXPENSES:	
Commissions and payroll	2,086,115
Technology and communication	277,175
Occupancy	130,650
Clearing charges	69,886
Regulatory fees	56,313
Interest expense	8,181
Other general and administrative operating	193,585
Total expenses	2,821,905
Net Income before income tax	94,027
Income taxes	21,000
NET INCOME	$ 73,027

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2017

Subordinated borrowings at December 31, 2016	$ 150,000
Increases:	
Issuance of subordinated notes	275,000
Decreases:	
Conversion to paid in capital of subordinated notes	(150,000)
Subordinated borrowings at December 31, 2017	$ 275,000

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2017

	Common Stock		Additional Paid in	Accumulate
	Shares	Amount	Capital	(Deficit)
Balance, December 31, 2016	1,200	$ 12	$ 469,508	$ (280,6
Contributions from stockholder			135,000	
Conversion of subordinated borrowings plus interest			152,219	
Net Income				73,0
Balance, December 31, 2017	1,200	$ 12	$ 756,727	$ (207,6

Stonecrest Capital Markets, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2017

OPERATING ACTIVITIES	
Net Income	$ 73,027
Adjustments to reconcile Net Income to net cash provided by operations:	
Deprecation	945
Due to related party	20,762
Receivable from clearing broker	(250,763)
Accounts Payable and accrued expenses	(15,258)
Loans receivable - employees	(113,487)
Commission receivable	4,226
Prepaid Expense	(5,102)
Other Assets	(4,900)
Income Taxes Payable	21,000
Net cashused by Operating Activities	(269,550)
FINANCING ACTIVITIES	
Paid-in Capital	135,000
Net cash provided by Financing Activities	135,000
Net cash increase for period	(134,550)
Cash at beginning of period	169,063
CASH AT END OF YEAR	34,513

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest Paid	$ 8,181
Non-Cash financing activity	
Shareholder contributions arising from forgiveness of subordinated loan and interest	$ 152,219
Borrowings under secured subordinated loan	$ 275,000

The accompanying notes are an integral part of these financial statements.

Note 1-Organization and Summary of Significant Accounting Policies and Activities

Organization

Stonecrest Capital Markets, Inc. (the "Company") was incorporated in the state of North Carolina on October 20, 1995. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is brokerage of securities.

During 2016, Stonecrest Holdings, LLC ("Stonecrest"), purchased all of the shares of the Company. Business activities have expanded since the purchase. The Company intends to seek to act as broker across fixed-income sectors, including municipal and government bonds, corporate debt, and interests in mortgages and other receivables.

The Company changed its name from Redwine & Company, Inc to Stonecrest Capital Markets, Inc in September of 2016.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash and Cash Equivalents

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents.

Recognition of Revenue

Commissions earned on sales and purchases of securities for customers are recorded on the date the transaction is executed, otherwise referred to as the "trade date".

Income Taxes

Income taxes are accounted for by the asset/liability approach in accordance with FAS- 109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax basis of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. Deferred taxes at December 31, 2017 are not significant.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company has not recorded a deferred tax asset reflecting any benefit of future tax benefits as in the judgment of the Company the utilization is more likely than not to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASS) issued a new accounting pronouncement regarding revenue recognition effective for 2018. Management is currently evaluating the effect this pronouncement will have on the financials statements and related disclosures.

In February 2016, the FASS issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financials statements and related disclosures.

Accounts Receivable

Accounts receivable consist of trade receivables or commissions earned. The Company regularly reviews its accounts receivable for bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends.

Note 2 -Deposit and Accounts with Clearing Firm

The Company clears certain of its proprietary and customer transactions through Pershing, its clearing firm, on a fully disclosed basis. The clearing firm requires that the Company maintain a minimum balance of $100,000, which serves as a "good faith" deposit. As of December 31, 2017, the Company has $100,000 on deposit with the clearing firm.

Note 3- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires a broker to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

As of December 31, 2017, the Company's net capital was $645,808, which was $595,808 in excess of its required net capital of $50,000.

The Company's net capital ratio (aggregate indebtedness to net capital) was .15 to 1.

Note 4 -Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued. No such events have occurred through that date.

Note 5 -Pledged Collateral and Liabilities Subordinated to the Claims of General Creditors

The $275,000 represents loans subordinated to the claims of general creditors as of December 31, 2017 that is collateralized by a restricted brokerage account containing publicly traded common stock. . The subordinated loans are covered by agreements approved by the Financial Industry Regulatory Authority (FINRA) and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowings are with related parties and bear interest at 5%.

The subordinated notes mature in 2020.

Note 6 -Lease Commitment

Operating Leases: The Company leases office premises under operating leases. The Company's commitment under its office premises operating leases is approximately the following:

2018	74,000
2019	58,000
2020	60,000
2021	46,000
	$238,000

Rent expense for the year ended December 31, 2017 was approximately $127,500.

Note 7 – Related Party

The Company is affiliated with a Related Party, a sister entity, that is a registered Investment Advisor. During 2017 the Company collected advisory fees of approximately $120,000 from its clearing broker dealer that were remitted to the related entity and paid Company's brokers approximately $78,000 of commissions earned by the brokers from activity in the Related Party. The balance due to the related party at December 31, 2017 arising from this arrangement was $20,762

Note 8 – Concentrations

Approximately 50% of revenues earned in 2017 were earned from one customer.

Note 9 – Income Taxes

The provision for income taxes is summarized as follows:

Current income tax expense	$20,000
Deferred income tax	-
Income taxes expense	$20,000

The Company utilized a net operating loss carry-forward from the prior year of approximately $3,600 during 2017.

Deferred income taxes are provided for the temporary differences between the assets and liabilities for financial and income tax purposes. There were no significate temporary differences as of December 31, 2016.

Stonecrest Capital Markets, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2017

Stockholder's Equity per Statement of Financial Condition	$	549,127
Subordinated debt allowable for net capital		275,000
Total capital and allowable credits		824,127
Less: Nonallowable assets		178,319
Net capital	$	645,808
Aggregate indebtedness - Less subordinated loans	$	98,064
Basic net capital requirement ($50,000 minimum)	$	50,000
Minimum net capital requirement 6.67% of aggregate indebtedness		6,538
Excess net capital	$	595,808
Ratio aggregate indebtedness to net capital		15%

Reconciliation with Company's computation of Net Capital included in Part IIA of Form X-17A-5 as of December 31, 2017

Net Capital as reported part IIA of Form X-17a-5	$	666,808
Effect of income tax expense adjustment		(21,000)
Net Ca[pital as reported above		645,808

Stonecrest Capital Markets, Inc.
Schedules II & III - Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2017

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Stonecrest Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Stonecrest Capital Markets, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Stonecrest Capital Markets, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Stonecrest Capital Markets, Inc. stated that Stonecrest Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Stonecrest Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stonecrest Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2018
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

STONECREST CAPITAL MARKETS, INC.

Stonecrest Capital Markets, Inc Exemption Report

Stonecrest Capital Markets, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> Stonecrest Capital Markets, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.
>
> Stonecrest Capital Markets, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2017 without exception.

I, Brent E. Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Brent Hippert
Title: CFO
February 28, 2018

300 W. 6TH STREET, SUITE 1520, AUSTIN, TX 78701

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholder of
Stonecrest Capital Markets, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Stonecrest Capital Markets, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Stonecrest Capital Markets, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Stonecrest Capital Markets, Inc.'s management is responsible for Stonecrest Capital Markets, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Companies Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2017, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 28, 2018
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC